DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

HomeStreet, Inc. (“we,” “our,” “us,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the terms of our articles of incorporation and bylaws, copies of which we have filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein, and the provisions of Washington law applicable to the Company or HomeStreet Bank. You should read our articles of incorporation, our bylaws, and applicable Washington law, including the Washington Business Corporation Act, for more information.
Authorized Capital
Our authorized capital shares consist of 160,000,000 shares of common stock, no par value per share, and 10,000 shares of preferred stock, issuable in series, at a par value per share determined by our board of directors at the time of authorization of such series of preferred stock. All issued and outstanding shares of our common stock are fully paid and nonassessable.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. At any meeting of shareholders at which a quorum exists, for all matters other than the election of directors, action on such matter is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by law or by our articles of incorporation.
Our bylaws provide that directors shall be elected by the affirmative vote of the majority of votes cast (not counting any abstentions) at an annual meeting of shareholders in an uncontested election and that in a contested election, directors shall be elected by a plurality of the votes cast. An election is considered “contested”, and thus held under a plurality standard whereby the nominee who receives the most affirmative votes is elected as director, if there are shareholder nominees for election to director included on the ballot pursuant to the Company’s advance notice provision who are not withdrawn by the advance notice deadline set forth in the bylaws.
Dividends
Holders of our common stock are entitled to receive dividends only when, as and if dividends are approved by our board of directors out of legally available funds. Subject to any preferential rights of any then outstanding preferred stock and to the requirements of Washington law and any order applicable to us, holders of our common stock are entitled to receive the holder’s proportionate share of any such dividends that may be declared by the board of directors. We are also subject to various regulatory restrictions relating to the payment of dividends.
In January 2020, the Company adopted a dividend policy pursuant to which the Board of Directors will consider the declaration of a dividend on the common stock on a quarterly basis until such time as that policy is terminated or amended.

The Company's ability to pay dividends to shareholders is significantly dependent on HomeStreet Bank's ability to pay dividends to the Company. Capital rules as well as regulatory policy impose additional requirements on the ability of the Company and HomeStreet Bank to pay dividends.
Liquidation Rights
In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and any preferential rights to holders of our then outstanding preferred stock, if any.
Other Rights and Preferences
Holders of common stock have no preemptive, subscription, redemption or conversion rights. In addition, subject to limitations prescribed by law and by our articles of incorporation, our board of directors, without shareholder approval, could authorize the issuance of preferred stock with voting, liquidation, dividend, conversion and other rights that could be superior to the voting and other rights of the holders of our common stock or that could make it more difficult for another company to effect certain business combinations with us.
Restrictions on Ownership and Transfer
Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire "control" of a bank holding company. An acquisition of control can occur upon the acquisition of 10.0% or more of the voting stock of a bank holding company or as otherwise defined by the Federal Reserve. Under the Change in Bank Control Act, the Federal Reserve has 60 days from the filing of a complete notice to act (the 60-day period may be extended), taking into consideration certain factors, including the financial and managerial resources of the acquirer and the antitrust effects of the acquisition. Control can also exist if an individual or company has, or exercises, directly or indirectly or by acting in concert with others, a controlling influence over the Bank. Washington law also imposes certain limitations on the ability of persons and entities to acquire control of banking institutions and their parent companies.
Exclusive Forum
Our bylaws provide that unless we consent to the selection of an alternative forum, the Superior Court of King County in the State of Washington (or if such court lacks jurisdiction, the United States District Court for the Eastern District of Washington, or if such court lacks jurisdiction, the state courts of the State of Washington) will, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or our shareholders, (c) any action asserting a claim arising pursuant to any provision of the laws of the State of Washington or our articles of incorporation or our bylaws, and (d) any action asserting a claim governed by the internal affairs doctrine.
Material Anti-Takeover Effects of Certain Provisions of the Articles of Incorporation, Bylaws and Washington Law
Our charter documents and the Washington Business Corporation Act, or WBCA, contain provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our shareholders. Certain of these provisions are summarized in the following paragraphs.

Authorized but Unissued Shares of Common Stock and Preferred Stock
Our board of directors has the power, subject to applicable law or the rules of any stock exchange on which our securities may be listed and without further action by shareholders, to issue additional shares of common stock or a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then prevailing market price of the stock.
Cumulative Voting
The WBCA provides that shareholders have the right to cumulate votes in the election of directors unless our articles of incorporation provide otherwise. Our articles of incorporation expressly disallow cumulative voting in the election of directors.
Increase in the Number of Directors
Our bylaws, which are incorporated into our charter, provide for a range of 7 to 13 directors. In addition, the board of directors currently has the authority to amend the bylaws to increase the maximum number of directors without seeking shareholder approval. Newly created directorships resulting from an increase in the number of authorized directors, or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, are filled solely by the affirmative vote of a majority of the remaining directors then in office. An increase in the number of authorized directors could have the effect of discouraging a takeover by restricting the ability of a shareholder (or group of shareholders) from changing the majority composition of the board of directors.
Staggered Board of Directors; Removal of Directors
Until the 2022 annual meeting of shareholders, the total number of directors will be divided into three groups, with each group containing one-third of the total. The term of the directors in the group elected at the 2017 annual meeting of shareholders expires at the 2020 annual meeting of shareholders, the term of the directors in the group elected at the 2018 annual meeting of shareholders expires at the 2021 annual meeting of shareholders, and the term of the directors in the group elected at the 2019 annual meeting of shareholders expires at the 2022 annual meeting of shareholders. Beginning with the 2020 annual meeting of shareholders, all directors elected will serve a term of one year, to expire at the next annual meeting of the shareholders.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our bylaws contain information and procedural requirements for shareholder proposals, including shareholder nominations of directors, and require certain information to be provided by shareholders bringing any item of business before a shareholders’ meeting, including biographical information, share ownership amounts, and with respect to each director nominee, information that would need to be included in a proxy statement relating to the election of a director, as well as compliance with certain procedures. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Special Meetings of Shareholders
Our bylaws provide that special meetings of shareholders may be called only by the (1) board of directors, (2) the Chairman of the board of directors, (3) the President, or (4) the Secretary upon the request of the holders of shares entitled to cast not less than 10% of the votes at that meeting and in compliance with the requirements in the bylaws. This limited ability to call a special meeting of shareholders may have an anti-takeover effect because a potential acquirer may be impeded from calling a special meeting of shareholders to consider removing directors or to consider an acquisition offer.

Bylaw Amendments
Our bylaws provide that the board of directors may amend our bylaws without shareholder approval, except to the extent such power is reserved to the shareholders by law, or unless the shareholders, in amending, or repealing a particular bylaw, provide expressly that the Board of Directors may not amend or repeal that bylaw.
Anti-Takeover Effects of Washington Law
Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the Company. Chapter 23B.19 of the WBCA prohibits us, with certain exceptions, from engaging in certain significant business transactions with an “acquiring person” (defined as a person or group of persons who acquire 10.0% or more of our voting securities) for a period of five years following the acquiring person’s share acquisition date. The prohibited transactions include, among others, (1) a merger or consolidation with an acquiring person, (2) a sale, lease, pledge or other disposition or encumbrance to or with an acquiring person or an affiliate or associate of an acquiring person of our assets or the assets of a subsidiary of ours having a market value or earning power or net income above a specified threshold, (3) termination of 5% or more of our employees in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of our shares, and (4) otherwise allowing the acquiring person to receive a disproportionate benefit as a shareholder of loans, advances, guarantees, pledges, or other financial assistance or tax credits or other tax advantages provided by or through us. Exceptions to this statutory prohibition include (1) a significant business transaction that is approved by both a majority of the members of our board of directors and by not less than two-thirds of the shares entitled to vote (not counting shares as to which the acquiring person has beneficial ownership or voting control) at a shareholders meeting, at or subsequent to the acquiring person’s first becoming an acquiring person, (2) a significant business transaction or share acquisition that is approved by a majority of the members of our board of directors prior to the acquiring person first becoming an acquiring person, and (3) with respect to a merger, share exchange, consolidation entered into with the acquiring person or a liquidation or dissolution, transactions where certain other requirements regarding the fairness of the consideration to be received by the shareholders have been met. After the five-year period, certain “significant business transactions” must comply with the “fair price” provisions of the statute or must be approved by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, other than those of which the acquiring person has beneficial ownership or voting control. We may not exempt ourselves from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the Company.